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                                                           MICHAEL K. CODDINGTON
                                                          MCoddington@faegre.com
                                                                    612.766.7328
                                 October 6, 2006

                                                             VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Owen Pinkerton
            Senior Counsel

 Re:      CAPELLA EDUCATION COMPANY
          REGISTRATION STATEMENT ON FORM S-1/A-3
          FILE NO.:  333-124119
          FILED OCTOBER 6, 2006

Ladies and Gentlemen:

         On behalf of Capella Education Company, a Minnesota corporation (the "Company"), for which we are serving as counsel, we are pleased to submit this response to the comments of the Staff, as set forth in Mr. Pinkerton's letter dated September 19, 2006 to Stephen G. Shank, Chairman of the Board and Chief Executive Officer of the Company, on the registration statement referenced above (the "Registration Statement"), including the prospectus contained therein (the "Prospectus"). This letter should be read in conjunction with the accompanying Amendment No. 3 to the Registration Statement ("Amendment No. 3") which was filed by the Company on the date hereof with the Commission. This letter also serves to file via electronic transmission a copy of Amendment No. 3 pursuant to Rule 101(a)(2)(i) of Regulation S-T. This letter contains the responses to the Staff's comments. Please note that, in addition to responding to the Staff's comments, Amendment No. 3 includes various other changes.

         The supplemental information set forth herein and in the overnight package to the Staff accompanying this filing has been supplied by the Company for use in connection with the Staff's review of the responses described below, and all such responses have been reviewed and approved by the Company. For convenience, each of the Staff's consecutively numbered comments is set forth herein, followed by the Company's response (in bold). In this letter, all page and footnote references, including those set forth in the Staff's comments, have been updated to refer to the page numbers in Amendment No. 3. To assist the Staff in

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reviewing Amendment No. 3, we are delivering, by overnight mail to Mr.
Pinkerton, a copy of this letter, four bound copies of Amendment No. 3, one bound copy of the exhibits filed with Amendment No. 3 and certain additional information referenced in this letter. Three of the copies of Amendment No. 3 have been marked to show changes from Amendment No. 2 to the Registration Statement as originally filed with the Commission on August 29, 2006.

General

     1.    COMMENT:  We are still considering your response to prior comment 3.

           RESPONSE: WE SUPPLEMENTALLY ADVISE THE STAFF THAT THE COMPANY BELIEVES THAT THE PRIVATE PLACEMENTS OF PREFERRED STOCK WERE COMPLETE PRIOR TO THE FILING OF THE REGISTRATION STATEMENT. THE LAST SALE OF PREFERRED STOCK OCCURRED IN JANUARY 2003. EACH CLASS OF PREFERRED STOCK IS CURRENTLY CONVERTIBLE TO COMMON STOCK AND WILL BE CONVERTED INTO COMMON STOCK AT THE TIME OF THE IPO.

           PURSUANT TO THE TERMS OF THE CERTIFICATES OF DESIGNATION OF THE CLASS A, B AND D PREFERRED STOCK, EACH SHARE OF THESE CLASSES OF PREFERRED STOCK IS CURRENTLY CONVERTIBLE AT EACH HOLDER'S REQUEST INTO ONE SHARE OF THE COMPANY'S COMMON STOCK AND WILL AUTOMATICALLY CONVERT AT THE TIME OF THE IPO INTO ONE SHARE OF COMMON STOCK, PROVIDED THE PER SHARE OFFERING PRICE OF THE IPO IS AT LEAST $4.50.

           IN THE CASE OF THE CLASS E PREFERRED STOCK, EACH SHARE OF CLASS E IS CURRENTLY CONVERTIBLE AT ANY TIME INTO APPROXIMATELY 1.04 SHARES OF COMMON STOCK AT EACH HOLDER'S REQUEST. IN ADDITION, THE CERTIFICATE OF DESIGNATION FOR THE CLASS E PREFERRED STOCK STATES THAT IN THE EVENT THE PER SHARE OFFERING PRICE IN THE CONTEMPLATED IPO IS AT LEAST $28.50, OR SUCH LESSER AMOUNT AS THE HOLDERS OF A MAJORITY OF THE CLASS E SHARES DETERMINE, EACH SHARE OF CLASS E WILL THEN AUTOMATICALLY CONVERT INTO APPROXIMATELY 1.04 SHARES OF COMMON STOCK. THE COMPANY CURRENTLY CONTEMPLATES THAT THE HOLDERS OF A MAJORITY OF THE SHARES OF CLASS E WILL APPROVE AN AMOUNT WHICH WILL BE LOWER THAN THE CONTEMPLATED PER SHARE IPO OFFERING PRICE, WHICH IS ANTICIPATED TO BE LESS THAN $28.50.

           IN THE CASE OF THE CLASS G PREFERRED STOCK, EACH SHARE OF CLASS G IS CURRENTLY CONVERTIBLE AT ANY TIME INTO ONE SHARE OF COMMON STOCK AT EACH HOLDER'S REQUEST. IN ADDITION, THE CERTIFICATE OF DESIGNATION FOR THE CLASS G STATES THAT EACH SHARE OF CLASS G SHALL AUTOMATICALLY CONVERT INTO ONE SHARE OF COMMON STOCK UPON THE WRITTEN CONSENT OF THE HOLDERS OF 66 2/3% OF THE CLASS G. THE COMPANY CURRENTLY CONTEMPLATES THAT THE HOLDERS 66 2/3% OF THE SHARES OF CLASS G WILL ADOPT A WRITTEN CONSENT TO AUTOMATICALLY CONVERT ALL SHARES OF CLASS G AT THE TIME OF THE IPO.

           THE COMPANY WILL NOT GIVE ANY CONSIDERATION (CASH OR STOCK) TO THE CLASS E OR G HOLDERS TO SOLICIT THE DETERMINATION BY THE CLASS E HOLDERS AS TO A LOWER PRICE

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           AND THE DETERMINATION OF THE CLASS G HOLDERS TO AUTOMATICALLY CONVERT
           TO COMMON STOCK. IN EACH CASE, THE HOLDERS OF CLASS E AND G STOCK, IN ACCORDANCE WITH THE EXISTING TERMS OF SUCH SECURITIES, WILL RECEIVE THE SAME NUMBER OF SHARES OF COMMON STOCK UPON CONVERSION AT THE TIME OF THE IPO AS THEY COULD RECEIVE TODAY BY REQUESTING CONVERSION OF
           THE CLASS E AND G STOCK.

Risk Factors

     2. COMMENT: In response to previous comments 8 and 9, please tell us how you determined that the risks previously disclosed are no longer material. It appears from the deleted disclosure that you had obtained only a temporary solution to the deficiencies. Please provide us with a brief explanation of how you have resolved the concerns/risks entirely and address the last sentence of our prior comment 9.

           RESPONSE: THE COMPANY REMEDIATED THE DEFICIENCY BY ENHANCING ITS INCOME TAX ACCOUNTING CAPABILITY. THE COMPANY ENGAGED A PUBLIC ACCOUNTING FIRM, PRICEWATERHOUSECOOPERS, TO REVIEW ITS QUARTERLY AND ANNUAL TAX PROVISIONS AND PROVIDE ADVICE AND EXPERTISE ON TAX ACCOUNTING MATTERS. THE COMPANY'S USE OF THE PUBLIC ACCOUNTING FIRM IS NOT VIEWED AS A TEMPORARY SOLUTION AND INSTEAD A LONG TERM RELATIONSHIP IS BEING BUILT. IN ADDITION, THE COMPANY ALSO APPLIED ITS SARBANES OXLEY PROCEDURES TO ITS INCOME TAX ACCOUNTING PROCESS. THIS INCLUDES CONTROL ASSESSMENT, DOCUMENTATION, REMEDIATION AND TESTING.

           THE STATEMENT "ALL IDENTIFIED ERRORS WERE CORRECT IN OUR FINANCIAL STATEMENTS" REFERS TO ERRORS IDENTIFIED DURING THE DECEMBER 31, 2004 YEAR-END AUDIT AND THEREFORE WERE CORRECTED PRIOR TO ISSUING THE DECEMBER 31, 2004 FINANCIAL STATEMENTS. SINCE THE ERRORS WERE IDENTIFIED BEFORE ISSUING THE FINANCIAL STATEMENTS, THEY WERE CORRECTED AND THEREFORE DID NOT CONSTITUTE A RESTATEMENT.

If regulators do not approve or delay their approval of transactions...page 17

     3. COMMENT: With respect to the pending requests in Illinois and Nevada, please quantify the revenue derived from those states so that investors can better evaluate the risk should your requests be denied. To the extent that the approvals are granted prior to effectiveness, please update the disclosure accordingly.

           RESPONSE: THE COMPANY SUPPLEMENTALLY ADVISES THE STAFF THAT THE REFERENCED REQUESTS IN ILLINOIS AND NEVADA HAVE BEEN RESOLVED. THE DISCLOSURE HAS BEEN REVISED ACCORDINGLY.

Management Discussion and Analysis

Results of Operations

Six Months Ended June 30, 2006...page 51


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     4.    COMMENT:  We note that the increase in revenue for the period ended
           June 30, 2006 as compared to June 30, 2005 was attributable to an increase in enrollments and an increase in tuition. Please quantify the amount/percentage attributable to each factor. Provide similar disclosure for other comparable periods.

           RESPONSE: WHERE AN INCREASE IN ENROLLMENTS AND TUITION ARE DISCUSSED AS A FACTOR THAT AFFECTED REVENUES FOR COMPARABLE PERIODS, THE COMPANY HAS REVISED ITS DISCLOSURE TO QUANTIFY THE PERCENTAGE ATTRIBUTABLE TO EACH FACTOR.

Employment Agreements, page 96

     5. COMMENT: Please revise to describe the "for good cause" element in Mr. Offerman's employment agreement. Provide disclosure for similar terms you reference as "defined" in the respective letters of agreement for Ms. Martin, Mr. Sobaski and Mr. Watson.

           RESPONSE: THE COMPANY HAS REVISED ITS DISCLOSURE IN THIS SECTION TO DESCRIBE CERTAIN TERMS THAT ARE DEFINED IN THE LETTERS OF AGREEMENT WITH MR. OFFERMAN, MS. MARTIN, MR. SOBASKI AND MR. WATSON.

Exhibits

     6. COMMENT: Please file a legal opinion with your next amendment or provide us with a draft of the opinion so that we have an opportunity to review it.

           RESPONSE: WE WILL SUPPLEMENTALLY PROVIDE A DRAFT OF THE LEGAL OPINION TO THE STAFF FOR ITS REVIEW.

         If we can facilitate the Staff's review of Amendment No. 3, or if the Staff has any questions on any of the information set forth herein, please telephone me at (612) 766-7328 or David Miller at (612) 766-7327. Either of us may also be reached toll-free at (800) 328-4393. Our fax number is (612) 766-1600. Thank you again for your time and consideration.


                                Very truly yours,

                                FAEGRE & BENSON LLP

                                Michael K. Coddington


cc:      Stephen Shank
         Lois Martin
         Gregory Thom
         Amy Drifka
         Jennifer Crews
         George Stephanakis
         Damien Zoubek
         David Miller